Exhibit 99.1

iBio Announces Partial Adjournment of Annual Meeting of Shareholders to January 31, 2022

- Shareholders Continue to Support Reverse Split and Authorized Share Proposals by a 2-to-1 Margin -

Bryan, Texas / December 22, 2021 / (GLOBE NEWSWIRE) / iBio, Inc. (NYSEA:IBIO) (“iBio” or the “Company”), a developer of next-generation biopharmaceuticals and pioneer of the sustainable, plant-based FastPharming Manufacturing System®, today announced that it has adjourned its 2021 Annual Meeting of Shareholders (the “Annual Meeting”) with respect to Proposals 4 and 5.

The Company partially adjourned the Annual Meeting on December 9, 2021 with respect to Proposal 4 (Reverse Stock Split) and Proposal 5 (Change in Authorized Shares) to allow those stockholders who hold approximately 40% of the unvoted shares more time to vote. iBio subsequently received additional votes “FOR” the proposals, as well as support from a number of shareholders who changed their “against” votes. Given that voting is still trending in favor of these proposals, the Company has adjourned the reconvened Annual Meeting to provide its shareholders additional time to vote. The Annual Meeting will resume with respect to Proposal 4 and 5 at 9:00 a.m. Eastern time on January 31, 2022 and can be accessed at www.virtualshareholdermeeting.com/IBIO2021.

If you have already voted your shares “FOR” Proposals 4 and 5, we thank you. If you did not yet vote, abstained, or voted against, we kindly ask you to vote, or to reconsider your vote.

For additional information on the Proposals, please see our Shareholder Vote FAQ.

About iBio, Inc.

iBio is a developer of next-generation biopharmaceuticals and a pioneer in sustainable, plant-based biologics manufacturing. Its FastPharming System® combines vertical farming, automated hydroponics, and novel glycosylation technologies to rapidly deliver high-quality monoclonal antibodies, antigens, and other proteins. iBio is developing proprietary biopharmaceuticals for the treatment of cancers, as well as fibrotic and infectious diseases. The Company’s wholly-owned subsidiary, iBio CDMO LLC, provides FastPharming Contract Development and Manufacturing Services along with Glycaneering  Development Services™ for advanced recombinant protein design. For more information, visit www.ibioinc.com.

Contact:

Stephen Kilmer
iBio, Inc.
Investor Relations
(646) 274-3580

skilmer@ibioinc.com